UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 22, 2004

Southern Star Central Corp.

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(Exact name of registrant as specified in its charter)

Delaware	333-110979	04-3712210
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o AIG Highstar Capital, L.P., 599 Lexington Avenue, 25th Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (646) 735-0500

Item 5. Other Events and Regulation FD Disclosure

On April 22, 2004, Southern Star Central Corp. announced its plans to file a general rate case before the Federal Energy Regulatory Commission on April 29, 2004.

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	News Release, dated April 22, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR CENTRAL CORP.

Date: April 23, 2004

/s/ Michael Walsh

Michael Walsh
Treasurer